FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 March 2014

HSBC HOLDINGS PLC

NEW DIRECTORSHIP HELD BY A DIRECTOR

IN ANY OTHER PUBLICLY QUOTED COMPANY

Pursuant to Listing Rule 9.6.14 (2), this is to notify that effective 3 March 2014, Rachel Lomax, an independent non-executive Director of HSBC Holdings plc, is appointed as a non-executive director of Serco Group plc, which is listed on the London Stock Exchange.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 10 March 2014